FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005 (June 30, 2005)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

NEWS RELEASE

Ansell Limited

A.B.N. 89 004 085 330

Level 3, 678 Victoria Street

Richmond, Victoria 3121, Australia

GPO Box 772H Melbourne

Victoria 3001, Australia

Telephone (+613) 9270 7270

Facsimile (+613) 9270 7300

www.ansell.com

30 June, 2005

ANSELL RECONFIRMS USD115 MILLION SEGMENT EBITA AND

ANNOUNCES AUD80 MILLION NON-CASH WRITE DOWN OF INVESTMENT

IN SOUTH PACIFIC TYRES

The Board of Ansell today reconfirmed that Ansell Healthcare would meet its F’05 Segment EBITA commitment of USD115 million.

The Board also announced that, as a result of its ongoing review of Ansell’s investment in South Pacific Tyres (SPT), it would write down the current AUD138 million carrying value when the F’05 financial results are finalised in August 2005. At this time, the Board’s best estimate of the amount of this non-cash write down is approximately AUD80 million.

It should be noted that, in addition to its investment in SPT, the 50/50 tyre manufacturing, wholesaling and retailing partnership with The Goodyear Tire and Rubber Company, Ansell has provided a loan of AUD66 million to SPT. This loan is expected to be repaid in full on Ansell’s exit from the SPT Partnership.

As previously disclosed to the market, Ansell has the right under the SPT Partnership Agreement to “put” its SPT interest to Goodyear at a price based on an agreed formula at any time during the period August 13, 2005 and August 12, 2006. Subsequently, Goodyear has a “call right” from August 13, 2006 to February 12, 2007.

In its F’04 and F’05 H1 results releases, Ansell disclosed that, while SPT’s performance has run below the 2001 Restructure Plan expectations, the Ansell Board had previously expected that Ansell would ultimately recover the current carrying value of its investment, based on SPT’s business plans. However, SPT’s F’05 second half performance has significantly lagged behind forecast with a continuing increase in low price imported tyres, and significant increases in raw material costs. This, together with a future trading outlook for the SPT business which has now been made available to Ansell, indicates that Ansell’s carrying value of it’s investment in SPT is in excess of the anticipated realisable value.

Ansell will continue to closely monitor the situation and review the carrying value of its investment in SPT at regular intervals.

For further information:

Media	Investors & Analysts

Australia	USA	Australia

Peter Brookes Cannings Tel: (61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (1732) 345 5359 Email: rjilla@ansell.com David Graham	General Manager - Finance & Treasury Tel: (613) 9270 7215 or (61) 0401 140 749 Email: dgraham@ap.ansell.com

Ansell Ltd is a global leader in healthcare barrier protective products and in 2005 celebrates 100 years in its field. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: June 30, 2005